UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Care Investment Trust Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

141657106

(CUSIP Number)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, NY 10022

(212) 847-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

David K. Boston, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

November 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 141657106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 4,514,383
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 4,514,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,514,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.48%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 141657106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 4,514,383
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 4,514,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,514,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.48%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 141657106	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 4,514,383
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 4,514,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,514,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.48%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 7 Pages

This statement amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission (the “SEC”) on May 19, 2008 (together with Amendment No. 1 thereto previously filed on October 24, 2008, the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Care Investment Trust Inc., a Maryland corporation (the “Company”), and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through 5(d) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a) As of the close of business on November 25, 2008, the Reporting Persons each beneficially own 4,514,383 shares of Common Stock, representing approximately 21.48% of the shares of Common Stock outstanding. The percentages used herein are based upon 21,021,359 shares of Common Stock reported to be outstanding as of November 13, 2008 by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 14, 2008.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) As the investment manager to the Funds, the Investment Manager has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,514,383 shares of Common Stock held by the Funds, constituting approximately 21.48% of such class of securities;

(ii) As the general partner of the Investment Manager, IMGP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,514,383 shares of Common Stock held by the Funds, constituting approximately 21.48% of such class of securities; and

(iii) As the senior managing member of IMGP, Mr. Tananbaum has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,514,383 shares of Common Stock held by the Funds, constituting approximately 21.48% of such class of securities.

Page 6 of 7 Pages

(c) The following table sets forth certain information with respect to all transactions in the Common Stock effected during the past 60 days by any of the Reporting Persons (amounts in parentheses indicate a sale of shares). Except as described in the following sentence, all such transactions were sales effected in the open market. On November 25, 2008, the Reporting Persons sold 1,000,000 shares of Common Stock to the Company in a private transaction for which there is no written sale agreement.

Date	Purchase/(Sale) of Shares of Common Stock	Price Per Share($)
10/29/2008	(4,936)	10.8029
10/29/2008	(1,900)	10.9118
10/29/2008	(1,200)	10.9600
10/30/2008	(19,879)	10.1608
11/3/2008	(43,719)	10.6233
11/4/2008	(2,700)	10.5581
11/4/2008	(2,300)	10.5304
11/6/2008	(100)	10.5100
11/6/2008	(5,500)	10.5000
11/7/2008	(39,000)	10.5682
11/10/2008	(4,503)	10.5630
11/10/2008	(411)	10.5270
11/11/2008	(15,700)	10.6853
11/11/2008	(4,600)	10.8487
11/12/2008	(8,100)	10.6058
11/13/2008	(4,700)	10.6849
11/13/2008	(400)	10.6975
11/13/2008	(6,600)	10.8964
11/18/2008	(210)	8.9419
11/18/2008	(100)	8.7500
11/24/2008	(6,496)	8.6298
11/24/2008	(4,800)	8.5013
11/25/2008	(5,102)	8.7633
11/25/2008	(3,190)	8.5709
11/25/2008	(300)	8.5350
11/25/2008	(7,320)	8.5265
11/25/2008	(1,000,000)	8.3300

(d) Other than the Funds which directly hold the Common Stock, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. As of November 25, 2008, the following Fund holds in its account shares representing more than five percent of the outstanding Common Stock:

GoldenTree Master Fund, Ltd.: 11.71%

Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2008

By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP